May 1, 2019

Jeffrey Berson
Chief Financial Officer
QTS Realty Trust, Inc.
12851 Foster Street
Overland Park, KS 66213

       Re: QTS Realty Trust, Inc.
           QualityTech, LP
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 25, 2019
           File Nos. 001-36109 and 333-201810

Dear Mr. Berson:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Non-GAAP Financial Measures
FFO, Operating FFO and Adjusted Operating FFO, page 79

1. Please tell us how your definition of FFO is consistent with the NAREIT definition of FFO. Specifically, tell us how you have determined not to adjust for impairments of depreciated real estate as part of NAREIT FFO.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jeffrey Berson
QTS Realty Trust, Inc.
May 1, 2019
Page 2

     You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Daniel Gordon,
SACA, at (202) 551-3486 with any questions.



                                                        Sincerely,
FirstName LastNameJeffrey Berson
                                                        Division of Corporation
Finance
Comapany NameQTS Realty Trust, Inc.
                                                        Office of Real Estate
and
May 1, 2019 Page 2                                      Commodities
FirstName LastName